[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

January 9, 2017

VIA EDGAR

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Windstream Holdings, Inc.
Registration Statement on Form S-4
Filed December 8, 2016
File No. 333-214992

Dear Mr. Spirgel:

On behalf of our client, Windstream Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 4, 2017 (the “Comment Letter”), relating to the Registration Statement on Form S-4 filed by the Company with the Commission on December 8, 2016 (File No. 333-214992) (the “Registration Statement”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References in this letter to page numbers are to page numbers in the Amended Registration Statement. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, are three copies of the Amended Registration Statement, which are marked to show changes from the relevant portions of the initial filing of the Registration Statement.

Larry Spirgel
Securities and Exchange Commission

Summary, page 29

Conditions to the Mergers, page 36

1.

We note the ability of either party to waive conditions to the merger. Please specifically identify here and on pages 161-163 which conditions are waivable. Disclose whether it is the board of directors’ intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, such as receipt of an opinion that a merger is not taxable to stockholders, and such changes in terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Response: The Company acknowledges the Staff’s comment and, in response thereto, has revised the disclosure on pages 38 and 166 to clarify that (i) under the merger agreement, either party may waive compliance with the conditions to the closing of the mergers, except for those conditions that may not be waived under applicable law, and (ii) each of its and EarthLink’s board of directors intends to resolicit stockholder approval if either party waives material conditions to the closing of the mergers and such changes in the terms of the mergers render the disclosure that the Company or EarthLink previously provided to their stockholders materially misleading.

Background of the Mergers, page 69

2.

We note your disclosure that EarthLink shareholders will control approximately 49 percent of the combined company and Windstream shareholders will control approximately 51 percent of the combined company. Please expand your disclosure to discuss how the parties determined that EarthLink shareholders should control 49 percent of the combined company, especially given that Windstream will be contributing substantially more in assets and revenues to the combined company.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 to clarify that the 49%-51% ownership split between EarthLink stockholders and Company stockholders, respectively, was negotiated based upon each of the Company’s and EarthLink’s respective equity values as of September 30, 2016. This ownership split also reflected the Company’s desire to deliver a premium on the price per share of EarthLink common stock to be paid to EarthLink stockholders in the merger. We note that, although the Company is a larger company than EarthLink, it has higher leverage than EarthLink, which makes the equity values of each company similar.

Larry Spirgel
Securities and Exchange Commission

Material U.S. Federal Income Tax Consequences, page 166

3.

We note your discussion on page 167 of the tax opinions that are a condition to the merger and your statement that the disclosure regarding U.S. federal income tax consequences of the merger are based upon these closing opinions. If the tax opinions are waivable conditions, please file tax opinion(s) on the material tax consequences of the mergers to shareholders as exhibits prior to effectiveness. Also revise your disclosure here and in the summary section to state you have received the tax opinion(s), and disclose that the tax consequences discussed reflect the opinion(s). For guidance, please refer to Section III.D.3 of Staff Legal Bulletin No. 19 (CF), available on our website at https://www.sec.gov/interps/legal.shtml.

Response: The Company acknowledges the Staff’s comment and, in response thereto, it and EarthLink have filed with the Amended Registration Statement the tax opinions required under Item 601(b)(8) of Regulation S-K stating that the tax consequences discussed in the Registration Statement under “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES” will be as described therein. In addition to the tax opinions filed with the Amended Registration Statement, tax counsels will also deliver opinions, dated as of the closing date of the mergers, which will be similar to the opinions filed with the Amended Registration Statement but will be limited in scope to a subset of the tax consequences discussed in the Amended Registration Statement, i.e., that the mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. As such, the Company does not believe that any revision of the disclosure in the Registration Statement with respect to the U.S. federal income tax consequences of the mergers is necessary. Finally, as disclosed on page 170, the conditions to closing with respect to receiving opinions of counsel that the mergers will be treated as a reorganization within the meaning of Section 368(a) of the Code may not be waived by EarthLink or Windstream after receipt of the approval of the mergers by the stockholders of EarthLink and Windstream, respectively, without further stockholder approval.

* * * * *

Please telephone the undersigned at (302) 651-3090 if you have any questions or require any additional information.

Very truly yours,
/s/ Robert B. Pincus
Robert B. Pincus

cc.	Courtney Lindsay and Kathleen Krebs, Securities and Exchange Commission Kristi Moody, Windstream Holdings, Inc.
Samuel R. DeSimone, Jr., EarthLink Holdings Corp.
Jeffrey D. Marell and Ross A Fieldston, Paul, Weiss, Rifkind, Wharton & Garrison LLP David M. Carter, Troutman Sanders LLP